House of Taylor Jewelry, Inc.

9200 Sunset Blvd., Suite 425

West Hollywood, California  90069

July 18, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:

House of Taylor Jewelry, Inc.

Form S-3

File No. 333-135735

Post-Effective Amendment No. 1

Dear Mr. Owings:

We hereby respectfully request the withdrawal of our filing referenced above, as the EDGAR submission  reflects that the filing is a registration statement on Form S-3, rather than  a Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 (to convert to Form S-3).

This request of withdrawal is being made pursuant to Rule 477 of Regulation C. We intend to refile the referenced post effective amendment to registration statement (File No. 333-128523) as a “POS AM” following the Commission’s acceptance of this withdrawal request.

Very truly yours,
House of Taylor Jewelry, Inc.
By: /s/ Jack Abramov
Jack Abramov Chief Executive Officer